United States securities and exchange commission logo





                              January 14, 2022

       Lei Huang
       Co-Chief Executive Officer
       TradeUP Global Corporation
       437 Madison Avenue, 27th Floor
       New York, New York 10022

                                                        Re: TradeUP Global
Corporation
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed December 28,
2021
                                                            File No. 333-260418

       Dear Mr. Huang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 17, 2021 letter.

       Amendment No. 2 to Registration Statement on Form F-4

       General

   1. Given your disclosure that maintaining access to a stable power supply is a key challenge in the mining business,
and SAI's reliance on secured power in Kazakhstan to support its growth, please revise
throughout to reflect recent developments concerning Kazakhstan   s
                                                        political and economic
instability. Discuss the effect of the recent intermittent energy and internet access on the
bitcoin hashrate and SAI's operations. State whether this has had or is expected to have a
material adverse effect on SAI's operations.
   2. Please update the audited financial statements of SAI Tech to include the year ended
                                                        December 31, 2021.
Further disclose how you accounted for treasury shares as referenced elsewhere in your
filing.
 Lei Huang
TradeUP Global Corporation
January 14, 2022
Page 2
Certain Unaudited Projected Financial Information of SAI, page 140

3. Refer to comment 1 above. With a view toward revised disclosure, please provide a brief analysis as to whether or not the previously disclosed projections have a reasonable basis given these recent developments.
Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2021, page
177

4. See footnote 3 on page 178. Please disclose how you gave effect to the warrant agreement for 9.8 million shares issued to the Beijing SAI Tech shareholders and its eventual settlement. Further quantify the Beijing SAI's shareholders' "return to SAI equivalent to the effect of the disposal of an investment in a subsidiary at carrying value."
         Tell us why only certain of the shareholders who returned their repatriated investment to
         SAI were issued a warrant agreement.
SAI Tech
Notes to Unaudited Condensed Consolidated Financial Statements
8. Redeemable Preferred Shares, page F-77

5. Refer to the roll-forward schedule of redeemable preferred shares on page F-78, provided in response to prior comment 11. As appropriate, please:
             include the 2,040,816 Series Seed Shares and
             provide separate line items for Series Angel and Series Pre-A Preferred shares. If true, please also clarify that the Series Pre-A shares exclude the Series Pre-A shares underlying the warrant agreement referenced on page F-70.
6.     We note your response to comment 12. It appears the warrant agreement, although
       ultimately settled through a warrant denominated in US dollars and issued by SAI parent holding company, was executed in April 2021 by SAI Tech when its functional currency was the RMB (prior to the change of its functional currency to the US dollar subsequent to June 30, 2021). Accordingly, as of its issue date, this warrant appears to be indexed to
       SAI's own stock pursuant to ASC 815-40-15-7I. A subsequent change in the functional currency does not necessarily result in a change in the accounting treatment of a liability
FirstName LastNameLei Huang
       recognized in a prior period. We also note that the underlying Series Pre-A shares appear
Comapany    NameTradeUP
       to exceed            Global of
                 the total number  Corporation
                                      shares authorized for that series per
Business Combination
JanuaryAgreement,   Section
         14, 2022 Page 2 4.3 (Annex A-1 17). Please revise or advise us. FirstName LastName
 Lei Huang
FirstName  LastNameLei Huang
TradeUP Global  Corporation
Comapany
January 14,NameTradeUP
            2022         Global Corporation
January
Page 3 14, 2022 Page 3
FirstName LastName
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Joshua Shainess, Legal Branch Chief, at
(202) 551-7951
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      David C. Buck